THE BANK OF N.T. BUTTERFIELD & SON LIMITED 65 FRONT STREET
HAMILTON, HM 12 BERMUDA
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M Eastern Time on April 21, 2017. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M Eastern Time on April 21, 2017. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E21697-P85746

KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
DETACH AND RETURN THIS PORTION ONLY

THE BANK OF N.T. BUTTERFIELD & SON LIMITED

The Board of Directors recommends you vote FOR the following resolutions:
RESOLUTION 1

1.	To receive and adopt the financial statements for the year

For Against Abstain
ended 31 December, 2016 and auditor’s report thereon.    !    !    !
RESOLUTION 2

2.	To appoint PricewaterhouseCoopers as auditor, and to ! ! !
authorize the Board of Directors, acting through the Audit Committee, to set their remuneration.

For Against Abstain
RESOLUTION 3

3.	To fix the number of Directors at twelve. ! ! !
RESOLUTION 4

4.	To elect each of the following individuals as a Director, to hold offi until the close of the 2018 Annual General Meeting, or until his or her successor is elected or appointed:
Nominees:
4a. E. Barclay Simmons    !    !    !
4b. Michael Collins    !    !    !
4c. Alastair Barbour    !    !    !
4d. James F. Burr    !    !    !

4e. Caroline Foulger    !    !    !
4f. Conor O’Dea    !    !    !
4g. Wolfgang Schoellkopf    !    !    !
4h. John Wright    !    !    !
4i. David Zwiener    !    !    !
RESOLUTION 5

5.	To authorise the Board of Directors to fill the vacancies ! ! !
on the Board as and when it deems fit.

RESOLUTION 6

6.
To generally and unconditionally authorise the Board of Directors, in accordance with the Bank’s Bye-laws, to dispose of or transfer all or any treasury shares, and to issue, allot or grant options, warrants or similar rights over or otherwise dispose of all the authorised but unissued share capital of the Bank to such person(s), at such times, for such consideration and upon such terms and conditions as the Board of Directors may determine.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.
Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]    Date    Signature (Joint Owners)    Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement and Annual Report/20F are available at www.proxyvote.com.

E21698-P85746

THE BANK OF N.T. BUTTERFIELD & SON LIMITED
Annual General Meeting of Shareholders April 28, 2017 10:00 AM, BDA TIME
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) the Chairman of the Meeting, failing whom Michael Collins of The Bank of N.T. Butterfield & Son Limited, and hereby authorise(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) stock of THE BANK OF N.T. BUTTERFIELD & SON LIMITED that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 AM, BDA TIME on April 28, 2017, at the Tradewinds Auditorium, Bermuda Underwater Exploration Institute (BUEI) 40 Crow Lane, East Broadway Pembroke, Bermuda, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side